CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2015

Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the three months ended February 28, 2015. These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in Canadian Dollars)

As at:	February 28, 2015	November 30, 2014

ASSETS

Current assets
Cash	$ 78,334	$ 639,764
Prepaid expenses and deposits (Note 11)	262,971	92,237
Taxes receivable	14,345	8,343
Other receivables	14,871	13,926
Due from related parties (Note 11)	4,010	-
	374,531	754,270

Non-current assets
Long term deposits (Note 11)	61,000	61,000
Property and equipment (Note 6)	70,676	75,600
Exploration and evaluation assets (Note 7)	1,602,709	1,541,532
	1,734,385	1,678,132

TOTAL ASSETS	$ 2,108,916	$ 2,432,402

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 11)	$ 532,905	$ 298,052
Due to related parties (Note 11)	361,456	20,122
	894,361	318,174

Shareholders' equity
Share capital (Note 9)	26,274,705	26,274,705
Other equity reserve (Note 9)	2,470,740	2,468,647
Deficit	(27,530,890)	(26,629,124)
Total shareholders' equity	1,214,555	2,114,228

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,108,916	$ 2,432,402

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS ON APRIL 28, 2015:

“Simon Ridgway”	, Director	“David Cass”	, Director
Simon Ridgway		David Cass

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended February 28,
	2015	2014

EXPLORATION EXPENDITURES (Note 8)	$ 714,410	$ 320,498

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	59,152	16,332
Amortization	6,143	4,237
Bank charges and interest	951	1,377
Consulting fees	9,510	3,384
Management fees (Note 11)	25,500	58,500
Office and miscellaneous (Note 11)	27,323	19,730
Regulatory and stock exchange fees (Note 11)	12,945	8,675
Rent and utilities (Note 11)	15,594	14,871
Salaries and benefits (Note 11)	67,168	60,281
Shareholder communication (Note 11)	19,957	32,821
Share-based payments (Note 10)	2,093	474,758
Travel and accommodation (Note 11)	14,024	18,900
	260,360	713,866

Loss before other items	(974,770)	(1,034,364)

OTHER ITEMS
Interest and other income	240	-
Foreign exchange gain (loss)	72,764	(907)
	73,004	(907)

Net loss and comprehensive loss for the period	$ (901,766)	$ (1,035,271)

Loss per share
- basic and diluted	($0.01)	($0.02)

Weighted average number of shares outstanding
- basic and diluted	76,870,000	52,872,491

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Deficit	Total
Balance, November 30, 2013	52,783,774	$ 21,389,620	$ 1,972,818	$ (21,514,355)	$ 1,848,083
Loss for the period	-	-	-	(1,035,271)	(1,035,271)
Shares issued for warrant exercises	345,960	69,192	-	-	69,192
Transfer of other equity reserve on exercise of warrants	-	4,464	(4,464)	-	-
Share-based payments	-	-	474,758	-	474,758
Balance, February 28, 2014	53,129,734	21,463,276	2,443,112	(22,549,626)	1,356,762
Loss for the period	-	-	-	(4,079,498)	(4,079,498)
Shares issued for private placements	5,700,000	1,254,000	-	-	1,254,000
Shares issued for finders' fees	21,000	4,620	-	-	4,620
Shares issued for warrant exercises	18,019,266	3,598,500	-	-	3,598,500
Transfer of other equity reserve on exercise of warrants	-	14,741	(14,741)	-	-
Share issuance costs	-	(60,432)	12,718	-	(47,714)
Share-based payments	-	-	27,558	-	27,558
Balance, November 30, 2014	76,870,000	26,274,705	2,468,647	(26,629,124)	2,114,228
Loss for the period	-	-	-	(901,766)	(901,766)
Share-based payments	-	-	2,093	-	2,093
Balance, February 28, 2015	76,870,000	$ 26,274,705	$ 2,470,740	$ (27,530,890)	$ 1,214,555

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended February 28,
	2015	2014

OPERATING ACTIVITIES
Net loss for the period	$ (901,766)	$ (1,035,271)
Items not involving cash:
Amortization	6,143	4,237
Share-based payments	2,093	474,758
	(893,530)	(556,276)

Changes in non-cash working capital items related to operations:
Due from related party	(4,010)	-
Taxes receivable	(6,002)	(9,874)
Prepaid expenses and deposits	(170,734)	(55,813)
Other receivables	(945)	3,731
Due to related parties	351,334	2,785
Accounts payable and accrued liabilities	234,853	(87,062)
Net cash used in operating activities	(499,034)	(702,509)

FINANCING ACTIVITY
Proceeds from issuance of capital stock	-	69,192
Net cash provided by financing activity	-	69,192

INVESTING ACTIVITIES
Purchase of property and equipment	(1,219)	(5,851)
Exploration and evaluation asset acquisition costs	(61,177)	(218,822)
Net cash used in investing activities	(62,396)	(224,673)

Decrease in cash	(561,430)	(857,990)

Cash, beginning of period	639,764	1,310,019

Cash, end of period	$ 78,334	$ 452,029

Supplemental disclosure with respect to cash flows – Note 12

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Focus Ventures Ltd. (the “Company”) was incorporated in British Columbia and its common shares are publicly traded on the TSX Venture Exchange (“TSX-V”).

The Company is domiciled in Vancouver, Canada and is engaged in the acquisition and exploration of mineral properties located primarily in Peru. The address of the Company’s corporate office is 650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 3 of the audited consolidated financial statements for the year ended November 30, 2014. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 5.

Nature of Operations and Ability to Continue as a Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At February 28, 2015, the Company had not yet achieved profitable operations, has accumulated losses of $27,530,890 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – cont’d

Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

 Details of the Company’s principal subsidiaries at February 28, 2015 are as follows:

Name	Place of incorporation	Ownership %	Principal activity
Minera Focus, S.A.C.	Peru	100%	Exploration company
Agrifos Peru S.A.C.	Peru	100%	Exploration company
Focus (Cayman) Inc.	Cayman Islands	100%	Holding company
Agrifos International (Cayman) Inc.	Cayman Islands	100%	Holding company

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective December 1, 2014, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s condensed interim consolidated financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The adoption of the standard did not have an impact on the Company’s condensed interim consolidated financial statements.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard..

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the condensed consolidated interim financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

b)

The carrying value of the investment in exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities is as follows:

a)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – cont’d

a)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2013	$ 31,881	$ 33,951	$ 23,732	$ 19,060	$ 108,624
Additions	28,181	-	14,272	-	42,453
Disposals	-	-	(952)	-	(952)
Balance, November 30, 2014	60,062	33,951	37,052	19,060	150,125
Additions	947	-	272	-	1,219
Balance, February 28, 2015	$ 61,009	$ 33,951	$ 37,324	$ 19,060	$ 151,344

Accumulated amortization
Balance, November 30, 2013	$ 22,884	$ 22,257	$ 7,026	$ 4,380	$ 56,547
Charge for period	7,265	4,953	3,300	2,460	17,978
Balance, November 30, 2014	30,149	27,210	10,326	6,840	74,525
Charge for period	3,271	994	1,263	615	6,143
Balance, February 28, 2015	$ 33,420	$ 28,204	$ 11,589	$ 7,455	$ 80,668

Carrying amounts
At November 30, 2014	$ 29,913	$ 6,741	$ 26,726	$ 12,220	$ 75,600
At February 28, 2015	$ 27,589	$ 5,747	$ 25,735	$ 11,605	$ 70,676

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs on its mineral properties as at February 28, 2015:

	Peru
	Bayovar	Aurora	Other	Colombia	Total
Balance, November 30, 2013	$ 51,916	$ 164,760	$ 172,132	$ 49,570	$ 438,378
Acquisition costs - cash	1,041,068	194,332	40,631	-	1,276,031
Write-off of exploration and evaluation assets	-	-	(123,307)	(49,570)	(172,877)
Balance, November 30, 2014	1,092,984	359,092	89,456	-	1,541,532
Acquisition costs - cash	-	61,177	-	-	61,177
Balance, February 28, 2015	$ 1,092,984	$ 420,269	$ 89,456	$ -	$ 1,602,709

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended November 30, 2014. Significant exploration and evaluation asset transactions that have occurred in the three month period ended February 28, 2015 are as follows:

Peru Properties

Bayovar 12 Phosphate Property

The Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos”),  signed a binding Letter of Intent in September 2013 and a formal Option Agreement in January 2014 with Trabajos Maritimos S.A. and Inca Terminals & Mining Inc. (together the “Shareholders”) and Juan Paulo Quay S.A.C. (“JPQ”) whereby the Company was granted the option (the “Bayovar 12 Option”) to acquire a 70% interest in JPQ which owns the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) located in Northern Peru, by:

a)

completing a positive pre-feasibility study within 48 months from February 26, 2014, being the date (the “Permit Date”) that the Company received an exploration permit from the Peruvian authorities;

b)

spending at least US$1 million on exploration and drilling of the property within 12 months of the Permit Date (spent); and

c)

paying to the Shareholders a minimum of US$4 million and a maximum of US$7 million as follows:

i)

US$50,000 on signing of the Letter of Intent (paid);

ii)

US$200,000 on signing of the formal option agreement (paid);

iii)

US$750,000 no later than six months after the Permit Date (paid); and

iv)

US$3,000,000 no later than the earlier of the option exercise or 12 months of the Permit Date;

v)

depending on when the pre-feasibility study is completed and the option is exercised, a minimum of US$1,000,000 and a maximum of US$3,000,000 within 48 months of the Permit Date.

On March 26, 2015, subsequent to the period end, the Bayovar 12 Option was cancelled and Agrifos acquired a 70% interest in the issued share capital of JPQ from the Shareholders for US$4.0 million.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

7.

EXPLORATION AND EVALUATION ASSETS – cont’d

Bayovar 12 Project Royalty Sale

In April 2015, subsequent to the period end, the Company completed the sale to Radius Gold Inc. (“Radius”) of a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of US$1.0 million.  Under the terms of the sale agreement, the Company has the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  The Company and Radius have two common directors.

Aurora Porphyry Copper-Molybdenum Property

In 2012, the Company made applications for six concessions located in central Peru known as the Aurora Property at a cost of $13,930, and pursuant to agreements signed in 2012 and amended in June 2014 and in February 2015, holds an option to acquire a 100% interest in a seventh concession by making cash payments to the optionor and underlying property owner totalling US$3,885,000 by July 2019. The Company has paid a total of US$300,000 in connection with these option agreements, of which US$110,000 was paid in 2012, US$140,000 was paid in 2014, and US$50,000 was paid in the period ended February 28, 2015. If the Company exercises the option, it will grant a 2.0% net smelter return royalty to the property owner with a buyout right of 1% for US$1,000,000 and the first right of purchase for the remaining 1%.

Pursuant to another agreement signed in 2012 and amended in June 2014, the Company holds an option to acquire a 100% interest in an eighth concession by making cash payments to this property owner totalling US$1,040,000 by July 2019 of which US$80,000 has been paid to the owner prior to the current fiscal year.

In October 2014, the Company signed a Joint Venture Agreement with Daewoo International Corporation (“Daewoo International”), whereby Daewoo International can earn a 65% interest in the Aurora property. Under the terms of the agreement, the Company and Daewoo International will establish a joint venture company (“JVCo”) to develop and operate the Aurora Property. Upon issuance of a drill permit and associated approvals to commence the work, Daewoo International will acquire 49% of the shares of JVCo for a purchase price of US$3,000,000.  These funds will be used for an initial exploration program anticipated to include 10,000 metres of drilling.  Daewoo International has the option to earn up to a 65% interest in JVCo by making additional investments into JVCo, contingent on the results of further drilling.

Quebranta Phosphate Project

In 2012, the Company acquired the Quebranta Phosphate Project which is located in southern Peru and was comprised of 20 concessions covering 11,050 hectares.  Of these concessions, the Company held concession applications for 18 concessions covering 10,600 hectares, and held an option from a private Peruvian company to acquire two additional concessions (one granted and one application) covering a further 450 hectares.  To exercise the option, the Company was required to make cash payments over three years totalling US$200,000, of which US$70,000 had been paid pursuant to the agreement.

Since 2012, certain of the Company’s directly held concession applications were granted, and the Company has let lapse applications for 13 concessions. During the period ended February 28, 2015, the Company relinquished its option agreement on the two additional concessions.  As a result, the Quebranta Project currently covers 1,700 hectares consisting of four granted concessions and one concession application, all held 100% by the Company. As a result of the option termination and reduction in 100% held concessions, acquisition costs totaling $117,823 were written off in fiscal 2014.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

8.

EXPLORATION EXPENDITURES

During the three month period ended February 28, 2015, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
	Aurora	Bayovar	General	Total
Assaying	$ -	$ 3,219	$ -	$ 3,219
Community relations	2,362	-	-	2,362
Geological and other consulting	10,732	440,774	17,706	469,212
Geological expenses	553	17,792	332	18,677
Legal and accounting	6,102	444	24	6,570
Licenses, rights and taxes	-	-	2,374	2,374
Office and administration	1,401	13,955	18,588	33,944
Salaries	1,987	54,026	72,790	128,803
Travel	8,647	18,273	9,867	36,787
Value added tax	-	-	12,462	12,462
	$ 31,784	$ 548,483	$ 134,143	$ 714,410

During the three month period ended February 28, 2014, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru				Colombia	Mexico
	Aurora	Bayovar	Machay	General	Luisa Maria	General	Total
Assaying	$ -	$ 955	$ -	$ -	$ -	$ -	$ 955
Community relations	2,691	-	-	-	-	-	2,691
Geological and other consulting	32,755	48,938	-	36,962	-	6,868	125,523
Geological expenses	1,111	4,155	-	1,379	539	-	7,184
Legal and accounting	106	16,375	-	261	-	-	16,742
Licenses, rights and taxes	-	-	460	-	-	-	460
Office and administration	671	1,525	-	13,599	130	2,064	17,989
Salaries	6,192	11,462	-	44,076	1,495	3,715	66,940
Travel	10,471	11,382	-	25,651	5,565	1,068	54,137
Value added tax	-	-	-	27,877	-	-	27,877
	$ 53,997	$ 94,792	$ 460	$ 149,805	$ 7,729	$ 13,715	$ 320,498

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

9.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

There was no share capital activity for the three month period ended February 28, 2015.

During the three month period ended February 28, 2014, 345,960 share purchase warrants were exercised for gross proceeds of $69,192. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $4,464 from other equity reserve to share capital.

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from November 30, 2013 to February 28, 2015:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2013	20,082,273	$0.20
Issued	3,040,241	$0.27
Cancelled	(18,365,226)	$0.20
Expired	(1,829,547)	$0.20
Balance, November 30, 2014	2,927,741	$0.27
Balance, February 28, 2015	2,927,741	$0.27

As at February 28, 2015, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 10, 2015(1)	2,927,741	$0.265

(1)

In April 2015, the expiry date for 2,737,500 of these warrants was extended from April 10, 2015 to April 10, 2016.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

10.

SHARE-BASED PAYMENTS

Option Plan Details

The Company has a stock option plan that has been ratified and approved by the shareholders of the Company in December 2014 (the “Plan”). The Plan allows the Board of Directors to grant incentive stock options to the Company’s officers, directors, employees and consultants. The exercise price of stock options granted is determined by the Board of Directors at the time of the grant in accordance with the terms of the Plan and the policies of the TSX-V. Options vest on the date of granting unless stated otherwise. Options granted to investor relations consultants vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the three month period ended February 28, 2015:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jun 5, 2014	Jun 4, 2016	$0.26	200,000	-	-	-	200,000	100,000
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	-	25,000	25,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,380,000	-	-	-	1,380,000	1,380,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	-	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	-	250,000	250,000
Dec 18, 2013	Dec 17, 2023	$0.22	2,360,000	-	-	-	2,360,000	2,360,000
Jan 15, 2014	Jan 14, 2024	$0.22	45,000	-	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	40,000	-	-	-	40,000	40,000
			5,280,000	-	-	-	5,280,000	5,180,000
Weighted average exercise price			$0.21	-	-	-	$0.22	$0.22

Fair Value of Options Issued During the Period

There were no options granted during the period ended February 28, 2015. The weighted average fair value at grant date of options granted during the period ended February 28, 2014 was $0.20 per option.

The weighted average remaining contractual life of the options outstanding at February 28, 2015 is 7.32 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

10.

SHARE-BASED PAYMENTS – cont’d

Fair Value of Options Issued During the Period – cont’d

The model inputs for options granted during the period ended February 28, 2014 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
Dec 18, 2013	Dec 17, 2023	$0.22	$0.22	2.68%	10 years	99%	0%
Jan 15, 2014	Jan 14, 2024	$0.21	$0.22	2.57%	10 years	99%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the period as part of share-based payments expense were $2,093 (2014: $474,758).

As of February 28, 2015 there were $1,982 in unrecognized compensation cost related to unvested share-based payment awards (November 30, 2014: $4,075).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the three month periods ended February 28, 2015 and 2014.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the period ended February 28, 2015 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the period ended February 28, 2015, in addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

Three months ended February 28,
	2015	2014
Office and miscellaneous	$ 10,454	$ 12,613
Regulatory and stock exchange fees	4,119	1,389
Rent and utilities	15,594	14,871
Salaries and benefits	39,151	36,244
Shareholder communication	13,140	8,977
Travel and accommodation	7,587	7,523
	$ 90,045	$ 81,617

Effective July 1, 2012, Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

The Company reimbursed Radius, a company with common directors and officers, for shared administration  costs consisting of the following:

Three months ended February 28,
	2015	2014
Office and miscellaneous	$ -	$ 1,527

During the period ended February 28, 2015, the Company charged Medgold, a company with common directors and officers, a total of $4,010 for shared personnel costs (2014: $Nil).

Prepaid expenses and deposits as of February 28, 2015 include an amount of $Nil (November 30, 2014: $808) paid to Gold Group.

Amounts due from parties as of February 28, 2015 consists of $4,010 (November 30, 2014: $Nil) owing from Medgold. The amount owing from Medgold is unsecured, non-interest bearing and payable on demand.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

11.

RELATED PARTY TRANSACTIONS – cont’d

Long term deposits as of February 28, 2015 consists of $61,000 (November 30, 2014: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposit, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of February 28, 2015 consists of $113,772 (November 30, 2014: $20,122) owing to Gold Group and $247,684 (November 30, 2014: $Nil) advanced from Radius. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period. The advance from Radius was a prepayment towards the Bayovar 12 Project royalty sale (Note 7).

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

Three months ended February 28,
	2015	2014
Management fees	$ 25,500	$ 58,500
Geological fees	36,000	36,000
Salaries and benefits	36,486	29,619
Share-based payments	-	311,201
	$ 97,986	$ 435,320

Share-based payments made to directors not specified as key management personnel during the period ended February 28, 2015 was $Nil (2014: $9,879).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended February 28, 2015 and 2014.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the periods ended February 28, 2015 and 2014, there was no cash paid for interest or income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the condensed consolidated interim statements of cash flows.

During the periods ended February 28, 2015 and 2014, there were no non-cash transactions.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

13.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s currently held assets are located in Canada, Mexico and Peru.

Details of identifiable assets by geographic segments are as follows:

Three months ended February 28, 2015	Canada	Peru	Mexico	Consolidated
Exploration expenditures	$ -	$ 714,410	$ -	$ 714,410
Amortization	975	4,407	761	6,143
Net income (loss)	563,340	(1,414,036)	(51,070)	(901,766)
Capital expenditures*	-	62,396	-	62,396

Three months ended February 28, 2014	Canada	Peru	Mexico	Colombia	Consolidated
Exploration expenditures	$ -	$ 299,054	$ 13,715	$ 7,729	$ 320,498
Amortization	1,126	2,380	731	-	4,237
Net loss	(472,330)	(459,597)	(95,615)	(7,729)	(1,035,271)
Capital expenditures*	-	224,673	-	-	224,673

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at February 28, 2015	Canada	Peru	Mexico	Consolidated
Total current assets	$ 302,806	$ 58,192	$ 13,533	$ 374,531
Total non-current assets	77,164	1,653,325	3,896	1,734,385
Total assets	$ 379,970	$ 1,711,517	$ 17,429	$ 2,108,916
Total liabilities	$ 832,141	$ 55,743	$ 6,477	$ 894,361

As at November 30, 2014	Canada	Peru	Mexico	Consolidated
Total current assets	$ 650,004	$ 88,006	$ 16,260	$ 754,270
Total non-current assets	78,139	1,595,336	4,657	1,678,132
Total assets	$ 728,143	$ 1,683,342	$ 20,917	$ 2,432,402
Total liabilities	$ 244,450	$ 67,375	$ 6,349	$ 318,174

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at February 28, 2015, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Peru and former operations in Mexico. The Company monitors this exposure, but has no hedge positions.

As at February 28, 2015, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	February 28, 2015			November 30, 2014
	Peruvian Soles	Mexican Pesos	US Dollars	Peru Soles	Mexican Pesos	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 4,185	$ -	$ 22,119	$ 3,895	$ 2,987	$ 71,864
Other receivables	1,802	3,390	-	933	3,328	-
Accounts payable and accrued liabilities	(55,743)	(6,477)	(358,968)	(67,375)	(6,349)	(123,230)
	$ (49,756)	$ (3,087)	$ (336,849)	$ (62,547)	$ (34)	$ (51,366)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Based on the above net exposures at February 28, 2015, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $39,000 (November 30, 2014: $11,400) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At February 28, 2015, the Company had a working capital deficiency of $519,830 (November 30, 2014: working capital of $436,096).  All of the Company’s financial liabilities as of February 28, 2015, other than the payment of $247,684 received in advance towards the Bayovar 12 Project royalty sale, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The statement of financial position carrying amounts for cash, receivables, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended February 28, 2015 and 2014

(Expressed in Canadian Dollars)

15.

CAPITAL MANAGEMENT

The Company monitors its cash, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing capital resources and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended February 28, 2015. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company is not subject to externally imposed capital requirements. The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs and fund its proposed exploration programs through the next twelve months. As such, the Company will need to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property acquisition and exploration activity. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

16.

EVENTS AFTER THE REPORTING DATE

Subsequent to February 28, 2015, the following events which have not been disclosed elsewhere in these financial statements have occurred:

a)

On March 24, 2015, the Company completed a US$5 million loan facility from lenders led by Sprott Resource Lending Partnership.  US$4.0 million of the loan funds were used to purchase an interest in the Bayovar 12 Project (Note 7). Key terms of the loan are as follows:

i)

an interest rate of 12% per annum and a maturity date of September 30, 2016;

ii)

the loan is repayable prior to maturity, in full or in part, at the option of the Company, provided a minimum of six months of interest has been paid on US$3.5 million of the loan;

iii)

the Lenders received a structuring fee of US$75,000 cash, and a drawdown fee equal to 3.5% of the amount drawn paid by the issuance of 1,018,554 common shares to the Lenders; and

iv)

the Company must complete within 90 days of the closing of the Loan an equity financing to raise net proceeds of at least US$1,500,000 which will be used to prepay a portion of the Loan.

b)

The Company proposes, subject to TSX-V approval, to complete a private placement of approximately 15 million units at $0.20 per unit for gross proceeds of approximately $3.0 million. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.265.  If the closing price of the Company’s shares exceeds $0.40 for a period of ten consecutive trading days, the Company may accelerate the expiry of the warrants by giving notice in writing to the holders, and in such case, the warrants will expire on the thirtieth day after the date on which such notice is given. A 7% cash finder’s fee may be paid on a portion of the placement.

c)

A total of 190,241 share purchase warrants with an exercise price of $0.265 expired unexercised.